FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HOUSEHOLD INTERNATIONAL, INC. AND HSBC USA, INC.
THIRD QUARTER 2004 RESULTS

Third quarter results for Household International, Inc. and HSBC USA, Inc. are due to be filed at the Securities and Exchange Commission by Monday, 15 November 2004.

Douglas Flint, Group Finance Director, HSBC Holdings plc and Simon Penney, Chief Financial Officer, HSBC North America Holdings, Inc. will be hosting a conference call with analysts and investors to discuss these results on Wednesday, 17 November 2004 at 2:30 p.m. local time in London (9:30 a.m. Eastern Standard Time).

Conference call details
The conference call will be accessible by dialling:
UK:+44 (0)20 8901 6901
US:+1 303 262 2131
Hong Kong: +852 3009 3050

A replay of the conference call will be available for five days after the call by dialling:
UK:+44 (0)20 8515 2499 (pin 606637#)
US:+1 303 590 3000 (pin 11007165#)
Hong Kong: +852 2287 4304 (pin 348110#)

Notes to editors:
1. Forward-looking statements
This presentation, including the accompanying slides and subsequent discussion, contains certain forward-looking information with respect to the financial condition, results of operations and business of HSBC Holdings plc, Household, HSBC USA Inc. and HSBC North America Holdings Inc. This information represents expectations or beliefs concerning future events and is subject to unknown risks and uncertainties. This information speaks only as of the date on which it is provided. Additional detailed information concerning important factors that could cause actual results to differ materially is available in the HSBC Holdings plc Annual Report, Household Annual Report on Form 10-K, and HSBC USA Inc. Annual Report on Form 10-K for the year ended 31 December 2003. Please further be advised that Regulation FD prohibits Household and HSBC representatives from answering certain, specific questions during the Q&A session.

2. HSBC - North America
HSBC - North America comprises all of HSBC's US and Canadian businesses, including the former Household International businesses. HSBC in North America serves more than 60 million customers in five key areas: personal financial services, consumer finance, commercial banking, private banking and corporate investment banking and markets. Financial products and services are offered under the HSBC, HFC and Beneficial brands. For more information, visit: www.hsbcnorthamerica.com.

3. The HSBC Group
HSBC Holdings plc is headquartered in the UK. The HSBC Group serves over 110 million customers worldwide from approximately 10,000 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,154 billion at 30 June 2004, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: November 10, 2004